UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K  ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: August 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

SPORT ENDURANCE, INC.
Full Name of Registrant

 1890 South West
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 8410
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will be unable to file its Annual Report on Form 10-K for the fiscal year ended August 31, 2011 on a timely basis, without unreasonable effort or expense, because management needs additional time to finalize its review of the Company's financial statements.  The Company expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Gerald Ricks, CEO	(877) 255-9218
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes  ☐  No

(3)  Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒   Yes  ☐  No

Sport Endurance, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 28, 2011	By: /s/ Gerald Ricks
Name: Gerald Ricks
Title: Chief Executive Officer